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[ENVIROTEST SYSTEMS LOGO]                            ENVIROTEST SYSTEMS CORP.

                                                     6903 Rockledge Drive
                                                     Bethesda, Maryland 20817
                                                     301/530-8110
                                                     FAX: 301/530-9538

                                                                 August 19, 1998

Dear Stockholder:

     I am pleased to report that, on August 12, 1998, Envirotest Systems Corp. (the "Company"), entered into a merger agreement with Stone Rivet, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Environmental Systems Products, Inc. ("Parent"), a Delaware corporation, that provides for the acquisition of the Company by Purchaser at a price of $17.25 per share in cash. Under the terms of the proposed transaction, Purchaser is today commencing a cash tender offer (the "tender offer") for all outstanding shares of the Company common stock at $17.25 per share. Following the successful completion of the tender offer, Purchaser will be merged into the Company and all shares not purchased in the tender offer will be converted into the right to receive $17.25 per share in cash in the merger. Parent is an indirect wholly owned subsidiary of Newmall Limited, a private limited company organized under the laws of the United Kingdom. Newmall Limited is controlled by the Alchemy Investment Plan, an investment consortium that is advised by Alchemy Partners.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE TENDER OFFER AND DETERMINED THAT THE TERMS OF EACH OF THE TENDER OFFER AND THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL THE COMPANY STOCKHOLDERS ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES TO PURCHASER.

     As previously announced in May of this year, the Company has been actively exploring strategic alternatives aimed at enhancing stockholder value. In evaluating the range of options open to the Company as a result of this process, the Board of Directors has determined that the tender offer and the merger represent the best alternative for the Company and its stockholders. In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors, each of which is described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. These factors included the opinion of Credit Suisse First Boston Corporation, financial advisor to the Company, that, as of the date of such opinion and subject to the assumptions made, matters considered and limitations set forth in its opinion, the cash consideration of $17.25 per share to be received by the Company stockholders pursuant to the tender offer and the merger is fair from a financial point of view to such stockholders.

     Stockholders should note that the merger agreement includes a condition requiring the tender of at least 90% of the Company's outstanding shares prior to the expiration of the Offer. Stockholders should also note that the likelihood that this condition will be satisfied is increased by the fact that certain stockholders have agreed with Purchaser to tender shares representing approximately 50% of the currently outstanding shares and that certain directors and officers of the Company have indicated their intention to tender shares representing approximately an additional 7% of the currently outstanding shares. In the event that this condition is not satisfied, the merger agreement requires the Company to seek stockholder approval for the merger at a duly held stockholders' meeting. The affirmative vote of a majority of the currently outstanding shares entitled to vote would result in approval of the merger. Certain stockholders of the Company have agreed to vote shares representing approximately 41% of the voting shares in favor of the merger, and certain directors and officers of the Company have indicated their intention of voting shares representing approximately an additional 12% of the voting shares in favor of the merger.

     While a vote in favor of the merger by way of stockholder approval is virtually assured by the factors set out above, the Board of Directors recommends that stockholders tender their shares pursuant to the tender offer. Stockholders are further reminded that they will receive the cash consideration of $17.25 per share on an earlier date if shares are tendered pursuant to the tender offer than the date on which such consideration would be received in the event that the merger is effected by way of stockholder approval.

     Enclosed is the Company's Solicitation/Recommendation Statement on Schedule 14D-9 and Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to carefully read the enclosed materials, including Credit Suisse First Boston Corporation's fairness opinion which is attached to the Schedule 14D-9.

     The management and directors of the Company thank you for the support you have given the Company.

                                            Sincerely,

                                            /s/ CHESTER D. DAVENPORT
                                            ------------------------
                                            Chester D. Davenport
                                            Chairman of the Board